Salona Global Medical Device Corporation

2800 Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2Z7

May 18, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Tracey McKoy Terence O'Brien David Gessert Tim Buchmiller

Re: Request for Acceleration - Salona Global Medical Device Corporation

Registration Statement on Form S-1

(SEC File No. 333-255642)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Salona Global Medical Device Corporation (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-255642), and permit said Registration Statement to become effective at 10:00 a.m. Eastern Time on May 21, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Sincerely,

SALONA GLOBAL MEDICAL DEVICE CORP.

/s/ Leslie Cross

Leslie Cross

Chairman of the Board and

Interim Chief Executive Officer